FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of July, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                       GRUPO FINANCIERO HSBC, S.A. DE C.V.
               SECOND QUARTER 2007 FINANCIAL RESULTS - HIGHLIGHTS

On 8 August 2006, HSBC Panama was sold by Grupo Financiero HSBC, S.A. de C.V. to HSBC Asia Holdings BV. All comparative commentary within this report is therefore on a like-for-like basis excluding HSBC Panama, as presented in Appendix A. The financial statements on pages 6-14 include HSBC Panama up until the date of disposal.

  - Net income down 11.8 per cent to MXN2,439 million for the first half of 2007 (MXN2,766 million for the first half of 2006).

  - Net loans and advances to customers up MXN28.5 billion, or 20.2 per cent, to MXN169.6 billion at 30 June 2007 (MXN141.1 billion at 30 June 2006).

  - Total assets up MXN12.3 billion, or 4.0 per cent, to MXN319.1 billion at 30 June 2007 (MXN306.8 billion at 30 June 2006).

  - Cost efficiency ratio (excluding monetary position) of 60.5 per cent for the first half of 2007 (62.3 per cent for the first half of 2006).

  - Return on equity of 14.5 per cent for the first half of 2007 (20.7 per cent for the first half of 2006).

HSBC Mexico S.A. (the bank) is Grupo Financiero HSBC, S.A. de C.V.'s (HSBC) primary subsidiary, and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file periodic financial information on a quarterly basis (in this case for the quarter ended 30 June
2007) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.

Results are prepared in accordance with Mexican GAAP (generally accepted accounting principles), with figures denominated in Mexican pesos (MXN). Comparative figures are presented on an actual basis, indexed to constant MXN as at 30 June 2007.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc (HSBC Group).

Commentary by Paul Thurston, CEO of Grupo Financiero HSBC:

"Grupo Financiero HSBC recorded a net income of MXN2,439 million for the six months ended 30 June 2007. This represents an 11.8 per cent decline versus the same period of the previous year.

"The results reflect the investment that HSBC is making in organically growing our business in Mexico, as we continue to build our presence and market share in this fast growing financial services market. The costs of organic growth are showing through in higher expenses and loan impairment charges, but I am pleased to report that we are also seeing positive indicators of this investment bearing fruit, with strong growth in our customer base and loan volumes. Our customer base grew from 7.2 million at June 2006 to 7.9 million at June 2007, credit cards in circulation have increased over 721,000 to 2.2 million, while loans and advances to customers grew 20.2 per cent over the same period.

"The increase in business volumes is driving healthy revenue growth, with higher levels of interest income, fees and commissions in almost all areas of the bank, except for treasury income, where despite the strong progress that has been made in developing our global markets capabilities, revenues are below the record levels achieved in 2006 as a result of a more difficult interest rate environment.

"Expenses increased 10.5 per cent versus the same period last year, as we continued to invest in marketing, staff, IT and other infrastructure costs to support our business expansion, including growing the number of point of sale terminals by more than 46,000 versus the first half of 2006 as well as adding 249 new ATMs and 10 new branches during the same period. Our cost efficiency however has shown continued progress, improving 174bps to 60.5 per cent as revenue growth exceeded expense growth, despite lower trading revenues.

"As a result of strong growth particularly in credit cards, small business and self-employed lending, which grew 120.2 percent, 80.1 percent and 64.7 percent respectively, loan impairment charges were higher than the previous year, reflecting the acquisition costs of building our market presence in these segments.

"HSBC continues to invest to be the leading financial services institution in Mexico in the eyes of our customers, offering innovative solutions to better meet our customer needs, and we will continue to develop our infrastructure to improve service standards. I thank our customers and staff for their continued support."

Overview
In the first half of 2007, Grupo Financiero HSBC's net income of MXN2,439 million was MXN327 million, or 11.8 per cent, lower than the same period in 2006.

Net interest income (excluding monetary position) was up by MXN1,439 million to MXN10,141 million for the period ended 30 June 2007, a 16.5 per cent increase compared to the same period in 2006. Significant loan growth was partially offset by lower balance sheet management income due primarily to a reduction of MXN13.4 billion in the available-for-sale portfolio. The proceeds from this reduction have been invested in consumer and small business loan growth.

Net fees and commissions were up by MXN688 million to MXN4,963 million for the six months ended 30 June 2007, a 16.1 per cent increase over the same period in 2006. The main growth drivers were an increased number of credit cards in circulation, a rise in customer transactions and the continued success of the bank's packaged products, Tu Cuenta (for personal customers) and Estimulo (for business customers). This strong performance offset a decrease in fees resulting from a change in accounting rules in 2007 where origination fees are now registered in net interest income. In addition, point of sale, ATM, payments and cash management services, mutual funds, and trade services also contributed to growth in fee income.

Trading income at MXN777 million was 22.1 per cent lower compared to very strong performance during the same period of the previous year which benefited from favourable market conditions. Although income picked up during the second quarter of 2007 driven by solid results in retail foreign exchange, derivatives and debt trading had reduced revenue opportunities due to the flat yield curve.

Administrative expenses of MXN9,610 million in first half 2007 were 10.5 per cent higher than in the same period in 2006. Expense growth was primarily driven by a combination of higher staff and marketing costs incurred to support business expansion. Personnel expenses increased as a result of the 1,862 new employees hired since June 2006, pay rises and increased incentive costs related to higher revenues. Information technology improvements and investment in the expansion, relocation and renovation of the branch and ATM infrastructure have also contributed to expense growth. With cost growth below the rate of revenue growth, however, the cost efficiency ratio (excluding monetary position) improved from 62.3 per cent in the first half of 2006 to 60.5 per cent for the same period in 2007.

The robust increases in credit card, self-employed and small and medium business lending balances led to an increase in loan impairment charges of MXN2,143 million, compared with the same period in 2006, to reach MXN3,815 million. This however is affected by an additional MXN272 million in the second quarter of 2007 relating to methodology changes to recognise the risk associated with the loan portfolio when the quarter ends on a non-working day as it did in June. In addition, in accordance with Mexican regulation in 2006, HSBC Mexico assigned MXN569 million of general reserves to fulfil loan portfolio requirements in the second quarter of 2006. Considering the above effect, underlying year-on-year growth in loan impairment charges of 70.2 per cent is in line with the strategy to develop a market leading position in credit cards, self-employed and small business lending.

Delinquency rates rose during the period, as the loan book grew, reflecting the acquisition costs of organically growing the lending business. In addition loan underwriting criteria and collections strategies are regularly reviewed to maintain the quality of the portfolio. HSBC has mantained a solid allowance for loan losses as a percentage of impaired loans of 146.2 per cent as at 30 June 2007.

The bank's capital adequacy ratio remains sound at 13.8 per cent.

Business highlights

During the first half of 2007, the bank's Personal Financial Services (PFS) segment generated significant business growth, with the opening of some 199,000 new Tu Cuenta packaged products, over 381,000 new credit cards issued and higher balances in credit cards, mortgages, self-employed and payroll products. Strong revenues were generated in credit cards, ATMs and fees from Tu Cuenta. Continued growth in mutual funds was reflected by a MXN7,413 million rise in funds under management versus the previous year, and a 24.3 per cent increase in customer numbers.

In Commercial Banking (CMB), there was strong asset growth driven by a combination of higher real estate balances and growth in lending to small and medium business. Improvements in the products offered to the residential and tourist construction market led to a greater market presence, reflecting HSBC's capabilities to meet the needs of its customers. HSBC's market share in trade services grew by nearly four percentage points to 15.0 per cent, leveraging the Group's geographical presence and product capabilities.

The international business centre, which supports Mexican businesses in expanding internationally and foreign companies in investing in Mexico, has had a successful first half of 2007, with approximately 853 inward and outward referrals generated and 143 new accounts added.

In Corporate, Investment Banking and Markets (CIBM), there was strong performance in retail foreign exchange. However despite this and income generated from the sale of securities from the available-for-sale portfolio, there was a reduction in fixed income, interest rate and balance sheet trading revenues due to the uncertainty in the local market with regard to interest rate policy, as well as an extremely flat yield curve in recent months. Corporate banking is joining up customer segments and product lines both locally and internationally, having supported several deals with London and New York during the first half of 2007, while payments and cash management services continues to cross-sell to the corporate customer base.

In March 2007, HSBC Mexico successfully issued its first residential mortgage-backed security (RMBS) for MXN2,500 million, in two series and with a term of 15.9 years. This issuance was the largest of its kind in Latin America and obtained AAA(mex) and mxAAA grades assigned by Fitch Ratings and Standard & Poors, respectively.

About HSBC

Grupo Financiero HSBC, S.A. de C.V. is Mexico's fourth largest banking and financial services institution with 1,360 branches, 5,533 ATMs, approximately
7.9 million customers and more than 23,000 employees. For more information, consult our website at www.hsbc.com.mx.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc. Headquartered in London, UK, the HSBC Group serves over 125 million customers worldwide through 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. With listings on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, shares in HSBC Holdings plc are held by nearly 200,000 shareholders in some 100 countries and territories. HSBC is marketed worldwide as 'the world's local bank'.

Consolidated Balance Sheet

Figures in MXN millions                   GROUP            BANK

                                30Jun07 30Jun06 30Jun07 30Jun06
Assets

Cash and deposits in banks       49,904  64,971  49,903  61,368

Investment in securities         61,429  71,459  60,355  69,686
  Trading securities             28,882  24,103  27,808  23,575
  Available-for-sale securities 28,536 43,192 28,536 41,947 Held to maturity securities 4,011 4,164 4,011 4,164

Securities and derivative
  operations                         83     274      79     273
  Repurchase agreements              83      61      79      61
  Derivative transactions             -     213       -     212

Performing loans
  Commercial loans               66,282  56,728  66,282  50,322
  Loans to financial
    intermediaries                7,028   6,371   7,028   6,293
  Consumer loans                 42,144  31,529  42,144  29,627
  Mortgage loans                 19,662  23,861  19,662  18,412
  Loans to government entities   37,110  38,798  37,110  38,798
  Loans to Fobaproa or IPAB           -       -       -       -
Total performing loans          172,226 157,287 172,226 143,452
Impaired loans
  Commercial loans                1,816   1,513   1,816   1,436
  Consumer loans                  2,508   1,407   2,508   1,385
  Mortgage loans                  1,318   1,107   1,318   1,015
  Immediate collection,
    remittances and other             -      29       -      29
Total impaired loans              5,642   4,056   5,642   3,865
Gross loans and advances to
  customers                     177,868 161,343 177,868 147,317
  Allowance for loan losses      (8,246) (6,398) (8,246) (6,174)
Net loans and advances to
  customers                     169,622 154,945 169,622 141,143
Other accounts receivable        25,008  20,816  24,861  20,414
Foreclosed assets                    65      85      65      38
Property, furniture and
  equipment, net                  6,029   5,959   6,016   5,699
Long-term investments in equity
  securities                      3,076   2,689     144     196
Deferred taxes                      196     509     150     357
Goodwill                          2,669   3,441       -       -
Other assets, deferred charges
  and intangibles                   972   1,758     939   1,544
Total assets                    319,053 326,906 312,134 300,718

Liabilities

Deposits                        228,945 240,834 230,567 223,344
  Demand deposits               124,755 139,845 126,377 131,979
  Time deposits                  99,939  96,573  99,939  86,949
  Bonds                           4,251   4,416   4,251   4,416

Bank deposits and other
  liabilities                     9,821   7,626   9,821   7,626
  On demand                         450       -     450       -
  Short-term                      6,137   5,478   6,137   5,478
  Long-term                       3,234   2,148   3,234   2,148

Securities and derivative
  transactions                   13,231  11,801  13,227  11,800
  Repurchase agreements              55      44      51      43
  Securities deliverable
    under loan transactions      13,146  11,757  13,146  11,757
  Derivative transactions            30       -      30       -

Other accounts payable           29,945  34,244  29,768  33,426
  Income tax and employee
  profit sharing payable          1,282   1,651   1,237   1,552
  Sundry creditors and other
  accounts payable               28,663  32,593  28,531  31,874

Subordinated debentures
  outstanding                     2,213   2,708   2,213   2,298

Deferred taxes                        -       -      -        -

Deferred credits                    214      23     214      17

Total liabilities               284,369 297,236 285,810 278,511

Equity

Paid in capital                  20,843  20,843  13,141  13,141
  Capital stock                   7,971   7,971   3,961   3,961
  Additional paid in
    capital                      12,872  12,872   9,180   9,180

Other reserves                   13,820   8,825  13,164   9,066
  Capital reserves                1,128     927  13,669   9,221
  Retained earnings              18,281  12,988       -       -
  Result from the
  mark-to-market of
  available-for-sale securities       -       -     (86)    (65)
  Result from translation of
  foreign operations                  -      11       -      12
Cumulative effect of
  restatement                    (3,873) (3,873) (3,489) (3,536)
Gains on non-monetary asset
  valuation                      (4,155) (4,119)  1,150   1,157
Net income                        2,439   2,891   1,920   2,277
Minority interest in capital         21       2      19       -
Total equity                     34,684  29,670  26,324  22,207
Total liabilities and equity    319,053 326,906 312,134 300,718

GROUP
                                                30Jun07  30Jun06

Memorandum Accounts

Transactions on behalf of third parties         98,076    98,642

Customer current accounts                         (128)       29
  Customer bank                                      3        19
  Settlement of customer securities and
    documents                                     (131)       10
Customer securities                             71,390    78,778
  Customer securities in custody                71,384    77,507
  Pledged customers securities and documents         6     1,271
Transactions on behalf of customers              2,330     2,596
  Customer repurchase transactions               2,330     2,596
Other transactions on behalf of customers       24,484    17,239
  Investment on behalf of customers, net        24,484    17,239
Other memorandum accounts                      388,136   320,033
  Investment of the SAR funds                    3,540     3,678
  Integrated loan portfolio                    186,343   152,605
  Other memorandum accounts                    198,253   163,750

Transactions for the group's own accounts     1,417,145  621,570

Accounts for the group's own registry         1,417,117  621,553
  Guarantees granted                                 47       62
  Irrevocable lines of credit granted             8,428    5,225
  Goods in trust or mandate                     120,134   70,586
  Goods in custody or under
    administration                               55,376   64,565
  Amounts committed in transactions with
    Fobaproa                                        148      154
  Amounts contracted in derivative
    operations                                1,228,910  476,705
  Securities in custody                           3,944    4,138
  Other contingent obligations                      130      118

Repurchase/resale agreements
  Securities receivable under repos              42,007   37,013
  (less) Repurchase agreements                  (42,026) (37,000)
                                                    (19)      13
Reverse repurchase agreements                     7,280    5,680
(less) Securities deliverable
  under repos                                    (7,233)  (5,676)
                                                     47        4
Memorandum Accounts

Guarantees granted                                   47        60
Other contingent obligations                        130       118
Irrevocable lines of credit granted               8,428     5,225
Goods in trust or mandate                       120,135    70,586
Goods in custody or under administration         55,376    64,565
Third party investment banking operations, net   24,484    17,239
Amounts committed in transactions with
  Fobaproa                                          148       154
Amounts contracted in derivative operations   1,228,910   476,705
Investments of retirement savings system funds    3,540     3,678
Integrated loan portfolio                       186,343   152,605
Other control accounts                          185,106   163,748
                                              1,812,647   954,683
Securities receivable under repos                39,681    34,420
(less) Repurchase agreements                    (39,696)  (34,404)
                                                    (15)       16

Reverse repurchase agreements                     4,950     3,083
(less) Securities deliverable under repos        (4,907)   (3,082)
                                                     43         1
Securities deliverable under loan transactions   13,146         -
(less) Goods deliverable in guarantee for
  loan transactions                                   -         -
                                                 13,146         -
Consolidated Income Statement

Figures in MXN millions                      GROUP                  BANK

                                 30Jun07   30Jun06     30Jun07   30Jun06

Interest income                   15,161    14,109      15,072    13,436
Interest expense                  (5,020)   (5,023)     (4,990)   (4,777)
Monetary position(margin), net      (277)     (167)       (253)     (156)
Net interest income                9,864     8,919       9,829     8,503

Loan impairment charges           (3,815)   (1,716)     (3,815)   (1,672)
Risk adjusted net interest income  6,049     7,203       6,014     6,831

Fees and commissions receivable    5,513     4,969       5,136     4,438

Fees payable                        (550)     (566)       (543)     (540)

Trading income                       777       997         773       993

Total operating income            11,789    12,603      11,380    11,722

Administrative and personnel
  expenses                        (9,610)   (8,990)     (9,336)   (8,354)

Net operating income               2,179     3,613       2,044     3,368

Other income                       1,418     1,083       1,458     1,001
Other expenses                      (550)     (688)       (550)     (685)
Net income before taxes            3,047     4,008       2,952     3,684

Income tax and employee profit
  sharing tax                     (1,589)     (994)     (1,561)     (911)

Deferred income tax                  517      (479)        522      (500)
Net income before subsidiaries     1,975     2,535       1,913     2,273

Undistributed income from
  subsidiaries                       463       356           6         4
Income from ongoing operations     2,438     2,891       1,919     2,277

Minority interest                      1         -           1         -

Net income                         2,439     2,891       1,920     2,277




Statement of Changes in Shareholder's Equity

GROUP

Figures in MXN millions

                                                        Deficit in
                                                       restatement
                                                         of stock-
                        Capital   Capital   Retained      holders'       Net   Minority     Total
                    contributed  reserves   earnings       equity     income   interest    equity
GROUP

Balances at 31
  December 2006          20,843       849     12,988       (7,662)     5,572          2    32,592

Movements inherent
  to the shareholder's
  decision
  Capitalisation of
  retained earnings         -           -      5,293            -     (5,572)          -    (279)
  Constitution of
  reserves                  -         279          -            -          -           -     279
  Other movements           -           -          -            -          -           -       -
  Total                     -         279      5,293            -     (5,572)          -       -

Movements for the
  recognition of
  the comprehensive
  income

  Net income               -           -            -           -       2,439           -   2,439
  Gains on
  non- monetary
  asset valuation          -           -            -        (366)          -          19    (347)
Total                      -           -            -        (366)      2,439          19   2,092

Balances at 30 June
  2007                20,843       1,128       18,281      (8,028)      2,439          21  34,684




BANK

Figures in MXN millions

                                                       Result from    Deficit in
                                                      valuation of   restatement
                                                        available-     of stock-
                        Capital   Capital   Retained      for-sale      Holders'     Net   Minority    Total
                    contributed  reserves   earnings    securities        equity  income   interest   equity

Balances at
  31 December 2006       13,141     9,221          -           305        (2,363)  4,448          1   24,753

Movements
  inherent to the
  shareholder's
  decision
  Transfer of
  result of
  prior years                 -     4,448          -             -             -  (4,448)         -         -
  Other movements             -         -          -             -             -       -          -         -
Total                         -     4,448          -             -             -  (4,448)         -         -

Movements for the
  recognition of
  the comprehensive
  income
  Net income                  -        -           -             -             -   1,920          -     1,920
  Result from valuation
  of available-
  for-sale securities         -        -           -          (391)            -       -          -      (391)
  Cumulative effect of
  restatement                 -        -           -             -            28       -         18        46
  Others                      -        -           -             -            (4)      -          -        (4)
  Total                       -        -           -          (391)           24   1,920         18     1,571

Balances at 30 June 2007  13,141  13,669           -           (86)       (2,339)  1,920         19    26,324




Consolidated Statement of Changes in Financial Position

GROUP

Figures in MXN millions
                                                            30Jun07     30 Jun06
Operating activities:
Net income                                                   2,439         2,891
Items included in operations not requiring
(providing) funds:
Result from mark-to-market valuations                          (91)         (997)
Allowances for loan losses                                   3,815         1,716
Depreciation and amortisation                                  511           440
Deferred taxes                                                (517)          479
Undistributed income from subsidiaries, net                   (463)         (356)
Value loss estimation for foreclosed assets                     16             1
Total operating items not requiring funds                    5,710         4,174

Changes in items related to operations:
(Decrease) / Increase in deposits                            8,164        17,932
(Increase) / Decrease in loan portfolio                    (17,324)      (16,713)
(Increase) / Decrease in securities and derivative
  transactions, net                                          7,015         7,397
(Increase) / Decrease in financial instruments              (3,790)      (10,662)
(Decrease) / Increase in bank deposits and other
  liabilities                                               (3,244)          316
Funds provided by operating activities                      (3,469)        2,444

Financing activities:
Subordinated debentures outstanding                            (11)            -
(Decrease) / Increase in other payable
  accounts                                                  12,998        10,140
Funds used or provided in financing
  activities                                                12,987        10,140

Investing activities:
(Increase) / Decrease in property,
furniture and equipment, net                                  (694)         (917)
(Increase) / Decrease in deferred charges or credits, net      (45)         (202)
(Increase) / Decrease in foreclosed assets                     (28)          328
(Increase) / Decrease in other receivable accounts         (14,364)       (4,870)
Funds used in investing activities                         (15,131)       (5,661)
(Decrease) / Increase in cash and equivalents               (5,613)        6,923
Cash and equivalents at beginning of
  period                                                    55,517        58,048
Cash and equivalents at end of period                       49,904        64,971

BANK

Operating activities:
Net income                                                   1,920         2,277
Items included in operations not requiring
(providing) funds:
Result from mark-to-market valuations                          (91)          (63)
Allowances for loan losses                                   3,815         1,672
Depreciation and amortisation                                  509           421
Deferred taxes                                                (522)          500
Undistributed income from subsidiaries, net                     (6)           (3)
Value loss estimation for foreclosed assets                     17           236
Minority interest                                               (1)            -
Total operating items not requiring funds                    5,641         5,040

Changes in operating accounts:
(Decrease) / Increase in deposits                             8,185       16,976
(Increase) / Decrease in loan portfolio                     (17,325)     (15,000)
(Increase) / Decrease in securities and
derivative transactions, net                                  7,115            -
(Increase) / Decrease in financial instruments               (4,250)      (4,280)
(Decrease) / Increase in bank deposits and other
  liabilities                                                (3,244)       5,416

Funds provided by operations                                 (3,878)       8,152

Financing activities:

Subordinated debentures outstanding                             (11)         (19)
(Decrease) / Increase in other payable accounts              12,995          387
Funds used or provided by financing activities               12,984          368

Investing activities:
(Increase) / Decrease in property, furniture and
  equipment, net                                              (325)         (618)
(Increase) / Decrease in deferred charges or credits,
  net                                                          (45)         (209)
(Increase) / Decrease in foreclosed assets                     (28)           98
(Increase) / Decrease in other receivable accounts         (14,321)            -
Funds used in investing activities                         (14,719)         (729)
(Decrease) / Increase in cash and equivalents               (5,613)        7,791
Cash and equivalents at beginning of period                 55,516        53,577
Cash and equivalents at end of period                       49,903        61,368


Differences between Mexican GAAP and International Financial Reporting Standards (IFRS)

HSBC Holdings plc, the parent of Grupo Financiero HSBC S.A de C.V reports its results under International Financial Reporting Standards (IFRS). There follows a reconciliation of the results of Grupo Financiero HSBC S.A. de C.V from Mexican GAAP to IFRS for the 6 months ended 30 June 2007 and an explanation of the key reconciling items.

                                                                   30Jun07

Figures in MXN millions

Grupo Financiero HSBC - Net Income Under Mexican GAAP                2,439

  Inflation                                                            250

  Differences arising on the valuation of pensions and post
    retirement healthcare benefits ^                                    30

  Differences arising on acquisition costs relating to
    long-term investment contracts ^                                    (3)

  Differences arising from the deferral of fees received and
    paid on the origination of loans                                   129

  Differences arising from the recognition and provisioning
    for loan impairments^                                              410


  Differences arising from purchase accounting adjustments^            (17)

  Differences arising from the recognition of the present              632
    value in-force of long term insurance contracts ^                  632

  Other differences in accounting principles^                            9

  HSBC Mexico net income under IFRS                                  3,879
  US dollar equivalent (millions)                                      354
  Add back tax expense                                               1,323
  HSBC Mexico net income under IFRS                                  5,202
  US dollar equivalent (millions)                                      475
  Exchange rate used for conversion                                  10.95

^ Net of tax at 28%

Summary of key differences between Grupo Financiero's results as reported under Mexican GAAP and IFRS

Inflation

Mexican GAAP
Mexican GAAP Bulletin - 10 requires recognition of inflation on financial statements to reflect the current purchasing power of the currency in which such financial information is stated.

IFRS
IAS 29 'Financial Reporting in Hyperinflationary Economies' requires recognition of inflation on financial statements only if the entity's functional currency is the currency of a hyperinflationary economy. As Mexico's economy does not meet the characteristics established in this standard to be considered as hyperinflationary, no inflationary effects are included for IFRS reporting.

Retirement benefits

Mexican GAAP
Post-retirement benefit liabilities are not recognized on the balance sheet. The income statement charge is based on contributions made to the schemes.

IFRS
Obligations for defined benefit pension and post-retirement healthcare benefits are recorded on the balance sheet and the income statement based on actuarial calculations.

Acquisition costs of long-term investment contracts

Mexican GAAP
All costs related to the acquisition of long-term investment contracts are expensed as they are incurred.

IFRS
Incremental costs relating to the acquisition of long-term investment contracts are deferred and amortised over the expected life of the contract.

Fees paid and received on origination of loans

Mexican GAAP
All fees and expenses received or paid on loan origination are deferred and amortised over the life of the loan. However, this policy was introduced 1 January 2007, all fees and expenses having previously been recognised up front.

IFRS
Fees and expenses received or paid on origination of a loan that are directly attributable to the origination of that loan are accounted for under the effective interest rate method over the expected life of the loan. This policy has been in effect since 1 January 2005, therefore the difference is driven by the amortisation of fees deferred under IFRS in 2005 and 2006.

Loan impairment charges

Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish authorized methodologies for determining the amount of provision for each type of loan.

IFRS
Loan loss provisions for collectively assessed loans are determined based on a roll-rate methodology reflecting history of losses for each category of loan, past due payments and collateral values. For individually assessed loans, loan loss provisions are calculated based on the discounted cash flow value of the collateral.

Purchase accounting adjustments
These arise from valuations made by HSBC on acquiring Grupo Financiero Bital in November 2002 on various assets and liabilities that differed from the valuation in the local Mexican GAAP books.

Recognition of present value of in-force long-term life insurance contracts

Mexican GAAP
The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comision Nacional de Seguros y Fianzas).

IFRS
A value is placed on insurance contracts that are classified as long-term insurance business and are in-force at the balance sheet date. The present value of in-force long-term insurance business is determined by discounting future earnings expected to emerge from business currently in force using appropriate assumptions in assessing factors such as recent experience and general economic conditions.



Appendix A:
Grupo Financiero HSBC, S.A. de C.V. (HBMX)
Consolidated balance sheet on a like-for-like basis


Figures in MXN millions
                                       Total Group     Mexico*   Panama  Total Group
                                           30Jun07    30Jun06   30Jun06      30Jun06

Assets

Cash and deposits in banks                  49,904     61,371      3,600      64,971

Investments in securities                   61,429     70,213      1,246      71,459
  Trading securities                        28,882     24,103          -      24,103
  Available-for-sale securities             28,536     41,946      1,246      43,192
  Held to maturity securities                4,011      4,164          -       4,164

Securities and derivative operations            83        274          -         274
  Repurchase agreements                         83         61          -          61
  Derivative transactions                        -        213          -         213

Performing loans
  Commercial loans                          66,282     50,322      6,406      56,728
  Loans to financial intermediaries          7,028      6,293         78       6,371
  Consumer loans                            42,144     29,627      1,902      31,529
  Mortgage loans                            19,662     18,412      5,449      23,861
  Loans to government entities              37,110     38,798          -      38,798
  Loans to Fobaproa or IPAB                      -          -          -           -
Total performing loans                     172,226    143,452     13,835     157,287
Impaired loans
  Commercial loans                           1,816      1,436         77       1,513
  Consumer loans                             2,508      1,385         22       1,407
  Mortgage loans                             1,318      1,015         92       1,107
  Immediate collection, remittances
  and other                                      -         29          -          29
Total impaired loans                         5,642      3,865        191       4,056
Gross loans and advances to customers      177,868    147,317     14,026     161,343
  Allowance for loan losses                 (8,246)    (6,174)      (224)     (6,398)
Net loans and advances to customers        169,622    141,143     13,802     154,945
Other accounts receivable                   25,008     20,637        179      20,816
Foreclosed assets                               65         38         47          85
Property, furniture and equipment,net        6,029      5,707        252       5,959
Long-term investments in equity securities   3,076      2,689          -       2,689
Deferred taxes                                 196        457         52         509
Goodwill                                     2,669      2,669        772       3,441
Other assets, deferred charges
  and intangibles                              972      1,566        192       1,758

Total assets                               319,053    306,764     20,142     326,906


* On 8 August 2006, HSBC Panama was sold by Grupo Financiero HSBC, S.A. de C.V. to HSBC Asia Holdings BV. Therefore, the balance sheet as at 30 June 2006 has been restated to exclude HSBC Panama to compare on a like-for-like basis.




Liabilities

  Deposits                                 228,945   223,339      17,495     240,834
  Demand deposits                          124,755   131,974       7,871     139,845
  Time deposits                             99,939    86,949       9,624      96,573
  Bonds                                      4,251     4,416           -       4,416

Bank deposits and other liabilities          9,821     7,626           -       7,626
  On demand                                    450         -           -           -
  Short-term                                 6,137     5,478           -       5,478
  Long-term                                  3,234     2,148           -       2,148

Securities and derivative transactions      13,231    11,801           -      11,801
  Repurchase agreements                         55        44           -          44
  Securities deliverable under loan
  transactions                              13,146    11,757           -      11,757
  Derivative transactions                       30         -           -           -

Other accounts payable                      29,945    33,690         554      34,244
  Income tax and employee profit
  sharing payable                            1,282     1,591          60       1,651
  Sundry creditors and others accounts
  payable                                   28,663    32,099         494      32,593

Subordinated debentures outstanding          2,213     2,298         410       2,708

Deferred taxes                                   -         -           -           -

Deferred credits                               214        17           6          23

Total liabilities                          284,369   278,771      18,465     297,236

Equity
Paid in capital                             20,843    19,481       1,362      20,843
  Capital stock                              7,971     6,609       1,362       7,971
  Additional paid in capital                12,872    12,872           -      12,872

Other reserves                              13,820     8,510         315       8,825
  Capital reserves                           1,128       926           1         927
  Retained earnings                         18,281    12,795         193      12,988
  Result from mark-to-market of available-
  for-sale securities                            -        16         (16)          -
  Result from translation of foreign
  operations                                     -         -          11          11
  Cumulative effect of restatement          (3,873)   (3,873)          -      (3,873)
  Gains on non monetary asset valuation     (4,155)   (4,119)          -      (4,119)
  Net income                                 2,439     2,765         126       2,891
  Minority interest in capital                  21         2           -           2
  Total equity                              34,684    27,993       1,677      29,670
  Total liabilities and equity             319,053   306,764      20,142     326,906



* On 8 August 2006, HSBC Panama was sold by Grupo Financiero HSBC, S.A. de C.V. to HSBC Asia Holdings BV. Therefore, the balance sheet as at 30 June 2006 has been restated to exclude HSBC Panama to compare on a like-for-like basis.

Grupo Financiero HSBC, S.A. de C.V. (HBMX)
Consolidated income statement on a like-for-like basis




Figures in MXN millions
                                  Total Group       Mexico*    Panama    Total Group
                                      30Jun07      30Jun06    30Jun06        30Jun06

Interest income                         15,161      13,470        639         14,109
Interest expense                        (5,020)     (4,768)      (255)        (5,023)
Monetary position (margin),net            (277)       (162)        (5)          (167)
Net interest income                      9,864       8,540        379          8,919

Loan impairment charges                 (3,815)     (1,672)       (44)        (1,716)
Risk adjusted net interest income        6,049       6,868        335          7,203

Fees and commissions receivable          5,513       4,813        156          4,969

Fees payable                              (550)       (538)       (28)          (566)

Trading income                             777         997          -            997

Total operating income                  11,789      12,140        463         12,603

Administrative and personnel  expenses  (9,610)     (8,699)      (291)        (8,990)

Net operating income                     2,179       3,441        172          3,613

Other income                             1,418       1,083          -          1,083
Other expenses                            (550)       (688)         -           (688)
Net income before taxes                  3,047       3,836        172          4,008

Income tax and employee profit sharing  (1,589)       (938)       (56)          (994)

Deferred taxes                             517        (488)         9           (479)
Net income before subsidiaries           1,975       2,410        125          2,535

Undistributed income from
  subsidiaries                             463         356          -            356
Income from ongoing operations           2,438       2,766        125          2,891

Minority interest                            1           -          -              -
Net income                               2,439       2,766        125          2,891



* On 8 August 2006, HSBC Panama was sold by Grupo Financiero HSBC, S.A. de C.V. to HSBC Asia Holdings BV. Therefore, results for the six months ended 30 June 2006 have been restated to exclude results for HSBC Panama up until the date of disposal in order to compare on a like-for-like basis.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  31 July 2007